SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               30 September 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 30 September 2005 re: 'Investor Presentation'




30 September 2005


LLOYDS TSB GROUP - INVESTOR PRESENTATION

Lloyds TSB Group plc will be holding a presentation for analysts and investors on Monday 3 October 2005 at 2.30pm. The focus for the conference will be the Wholesale & International Banking division.

Presentation slides will be available on the day at www.investorrelations.lloydstsb.com and there will be an archived webcast available from 4 October 2005.


For further information:

Investor Relations

Michael Oliver                                   +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     30 September 2005